Exhibit 3.4

State of Delaware Secretary of State Division of Corporations Delivered 04:59 PM 12/20/2010 FILED 04:45 PM 12/20/2010 SRV 101212228 – 3233738 FILE
CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF LANTRONIX, INC.

A Delaware Corporation

Lantronix, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

A: The name of this Corporation is Lantronix, Inc.

B: Pursuant to the Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therfor a new first paragraph to read in its entirety as follows:

ARTICLE IV

This corporation is authorized to issue two classes of shares to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Corporation is authorized to issue is one hundred five million (105,000,000) shares. The number of shares of Common Stock authorized is one hundred million (100,000,000) shares.  The par value of each share of Common Stock is $0.0001 per share.  The number of shares of Preferred Stock authorized is five million (5,000,000) shares. The par value of each share of Preferred Stock is $0.0001 per share.

C: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEROF, Lantronix, Inc. but caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Reagan Y. Sakai, its Chief Financial Officer and Secretary, this 15th day of December, 2010.

LANTRONIX, INC.

/s/ REAGAN Y. SAKAI

Regain Y. Sakai
Chief Financial Officer and Secretary